Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

November 19, 2015

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 107

International Dividend Seeker Portfolio, 4Q 2015

File Nos. 333-206181 and 811-22581

Dear Ms. White:

This letter responds to your comment regarding amendment no. 2 to the registration statement on Form S-6 for Incapital Unit Trust, Series 107, filed on November 19, 2015, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the International Dividend Seeker Portfolio, 4Q 2015 (the “Trust”).

Distributions, page 9

1. Please clarify the language in the first paragraph of this section.

Response: In the final prospectus that will be filed pursuant to Rule 497(b) under the Securities Act of 1933, as amended, the following language will replace the first paragraph of the “Distributions” section:

       On each distribution date or shortly thereafter, unitholders who have owned units as of the preceding record date will receive their pro rata share of the Trust’s estimated net annual income distributions, along with any excess capital. Dividend payments are not received by your Trust at a constant rate throughout the year. For the purpose of minimizing fluctuations in the distributions to unitholders, the trustee of the Trust, the Bank of New York Mellon (the “Trustee”), is authorized in certain circumstances to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from the subsequent income payments received by the Trust.

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, the Trust acknowledges that:

1. The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4. The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this registration statement. If you have any questions or comments, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren